# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Smart Share Global Limited, CIK 0001834253
CUSIP: 83193E102**
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335
Date of event which requires filing of this statement: 05/13/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001140361-25-032074
Filed by CIK 0001510589
Persons authorized to receive notices and communications: Richard A. Hornung, Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands (E9), KY1-9006, 656-603-0860

## Reporting persons
- HHLR Advisors, Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hillhouse Investment Management, Ltd. (CIK 0001510589): type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Smart Share Global Limited
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335
Comment:
This amendment No. 2 (this "Amendment No. 2") amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed on August 20, 2025 by HHLR Advisors, Ltd., an exempted Cayman Islands company, and Hillhouse Investment Management, Ltd., an exempted Cayman Islands company (together, the "Reporting Persons"), as amended by amendment No. 1 to the Schedule 13D filed on November 24, 2025 by the Reporting Persons, with respect to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), including Class A Ordinary Shares in the form of American depositary shares ("ADSs"), evidenced by American depositary receipts, each representing two Class A Ordinary Shares, of Smart Share Global Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer").

All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On November 28, 2025, the Issuer filed Amendment No. 1 to its Rule 13e-3 transaction statement on Schedule 13E-3 with the SEC, which included a copy of the definitive proxy statement (the "Definitive Proxy Statement") regarding the holding of an extraordinary general meeting of the Issuer's shareholders on December 31, 2025 to consider and vote upon, among other things, a proposal to authorize and approve the Merger Agreement and the transactions contemplated thereby. The Definitive Proxy Statement also set out the procedures for the Issuer's shareholders to validly exercise their dissenters' rights. In response, certain funds managed by the Reporting Persons (the "Funds") validly exercised their rights to dissent from the merger contemplated by the Merger Agreement (the "Merger") and to seek appraisal and payment of the fair value of their Class A Ordinary Shares pursuant to the Definitive Proxy Statement and Section 238 of the Cayman Islands Companies Act (As Revised).

On December 31, 2025, the Issuer issued a press release announcing its shareholders' approval of the Merger Agreement.

On April 29, 2026, the Issuer filed Amendment No. 2 to its Rule 13e-3 transaction statement on Schedule 13E-3 with the SEC, disclosing that the Merger was completed on April 29, 2026 (the "Effective Date") and that all Class A Ordinary Shares held by dissenting shareholders, which included the Funds, were deemed cancelled as of the Effective Date.

On April 30, 2026, the Nasdaq Capital Market filed a Form 25 with the SEC notifying the SEC of the delisting of the ADSs from the Nasdaq Capital Market and the deregistration of the Issuer's registered securities.

On May 11, 2026, the Funds entered into a settlement agreement (the "Settlement Agreement") with Mobile Charging Group Holdings Limited ("Parent"), the indirect 100% owner of the Issuer following consummation of the Merger, pursuant to which, among other things, Parent agreed to pay or cause to pay agreed settlement amounts to the Funds as full and final settlement among the parties and their respective affiliates and related entities of all or any claims they had or may have had arising out of or in connection with, among other things, the Merger, the Merger Agreement, the Merger consideration, the ownership of shares of the Issuer, and the Funds' dissenters' rights and related demands. The Settlement Agreement also contains customary mutual release, non-disparagement, and confidentiality provisions.

On May 12, 2026, the Funds received payment of the agreed settlement amounts contemplated by the Settlement Agreement in full.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of the completion of the Merger and payment in full of the settlement amounts contemplated by the Settlement Agreement as described in Item 4 of this Amendment No. 2, each of the Reporting Persons ceased to beneficially own any Class A Ordinary Shares. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in Class A Ordinary Shares and ADSs in the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: April 29, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment No. 2 is incorporated herein by reference.

## Signatures
- HHLR Advisors, Ltd.: /s/ Audrey Woon, Chief Compliance Officer (05/13/2026)
- Hillhouse Investment Management, Ltd.: /s/ Audrey Woon, Chief Compliance Officer (05/13/2026)